Exhibit 99.1

China Hydroelectric Corporation Announces Establishment of a Special Committee to Evaluate Non-Binding Proposal

BEIJING, China, September 25, 2013 - China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that in response to the preliminary non-binding proposal, dated September 4, 2013, from NewQuest Capital Partners, through its affiliated entity, CPI Ballpark Investments Ltd, and on behalf of its affiliates and the funds managed by it (collectively, “NewQuest”) to acquire all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing three ordinary shares of the Company), not currently owned by NewQuest, the Company’s Board of Directors has established a Special Committee of the Board comprised of the following three independent directors of the Company, who are not affiliated to NewQuest:  Ms. Moonkyung (Moon) Kim, Mr. Jui Kian Lim, and Mr. Allard M. Nooy.  Ms. Kim is the Chairperson of the Special Committee. The Special Committee has engaged Houlihan Lokey (China) Limited as its financial advisor and Davis Polk & Wardwell as its legal counsel to assist the Special Committee in evaluating the NewQuest proposal and other strategic alternatives, and will consider the NewQuest proposal and related matters carefully in due course.

The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that neither the Board of Directors nor the Special Committee has made any decision with respect to the NewQuest proposal and there can be no assurance that any definitive offer will be made by NewQuest or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity. For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Statement concerning Forward Looking Statements

This news release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “should”, “expects”, “anticipates”, “future”, “intends”, “plans”, “projects”, “predicts”, “believes”, “estimates”, “forecasts”, “may” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements, by their nature, involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in China Hydroelectric’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. China Hydroelectric does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Investor and Media Contacts:

Scott Powell
Investor Relations and Corporate Communications
China Hydroelectric Corporation
Phone (U.S.): +1-646-650-1351
Email: ir@china-hydro.com

ICR, LLC

Gary Dvorchak, CFA
Senior Vice President
Phone (China): +86-10-6583-7500
Phone (U.S.): +1 (310) 954-1123
Email: gary.dvorchak@icrinc.com